CI Financial

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com

December 1, 2009

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Fund Management

Re: CI ~~Financial Corp. (the~~ "Company"), as successor to CI Financial Inc. and CI Financial Income Fund
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

We also enclose the Interim Financial Statements for the period ended September 30, 2009.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

SAM/ih
Encls.

j:\ci\cix\letters\sec-ltr-dec09.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports net sales of $191 million in October

TORONTO (November 2, 2009) – CI Financial Corp. ("CI") today reported net sales of $191 million for the month of October. Assets under management at October 31, 2009, were $63.7 billion and total fee-earning assets were $92.3 billion.

During October, CI subsidiaries CI Investments Inc. and United Financial Corporation had combined retail gross sales of $771 million and net sales of $191 million, which consisted of net sales of $196 million in long-term funds and net redemptions of $5 million in money market funds.

At October 31, 2009, assets under management consisted of investment funds and structured products at CI Investments and United Financial of $59.7 billion, and institutional assets of $4.0 billion. CI also reported assets under administration of $27.8 billion, which consisted of $20.4 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $7.4 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $752 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI FINANCIAL CORP. October 31, 2009 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$706	$510	$196
Short-term funds	$65	$70	-$5
TOTAL RETAIL FUNDS	$771	$580	$191

FEE-EARNING ASSETS	Sep 30/09 (millions)	Oct 31/09 (millions)	% Change
Retail assets under management	$60,612	$59,670	-1.6%
Institutional managed assets	4,142	4,028	-2.8%
TOTAL assets under management	$64,754	$63,698	-1.6%
Assante assets under administration*	20,815	20,429	-1.9%
Blackmont assets under administration	7,412	7,390	-0.3%
TOTAL assets under administration	$28,227	$27,819	-1.4%
CI other fee-earning assets	790	752	-4.8%
TOTAL FEE-EARNING ASSETS	$93,771	$92,269	-1.6%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Sep 30/09 (millions)	Oct 31/09 (millions)	% Change
Monthly average retail assets	$59,937	$60,412	0.8%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Sep 30/09 (millions)	Oct 31/09 (millions)	% Change
Quarterly average retail assets	$57,963	$60,412	4.2%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Dec 31/08 (millions)	Oct 31/09 (millions)	% Change
Fiscal year average retail assets	$60,208	$54,197	-10.0%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	292,171,122	Bank debt	$765
QTD weighted avg. shares	292,336,593	Cash and marketable securities	(29)
Yield at $19.09	3.1%	Net debt outstanding	$736
In-the-money options	6,832,727	In-the-money option liability (net of tax)	$13
Percentage of all options	99%	Terminal redemption value of funds	$800
All options % of shares	2.3%	Quarter-to-date equity-based compensation**	($4)

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($20.59) to October 31, 2009 ($19.09)

GEOGRAPHIC EXPOSURE OF AUM			
Canada	50%	Asia	3%
United States	21%	Other	4%
Europe	10%	Cash	12%

CI Financial **News Release**

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces
Distribution for Month Ending November 30, 2009

Toronto, November 3, 2009 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending November 30, 2009 of $0.04167 per Priority Equity Share payable on November 30, 2009 to unitholders of record as at November 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2009\november\rel-cxc (nov09).doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial announces earnings conference call and webcast

TORONTO (November 4, 2009) – CI Financial Corp. ("CI") will release its financial results for the third quarter of fiscal 2009 on Tuesday, November 10, 2009. The results will be issued on Canada Newswire and www.ci.com/cix.

Chief Executive Officer William T. Holland will host a conference call with analysts that day at 4 p.m. Eastern time. The call and a slide presentation will be accessible through a webcast at www.ci.com/q3. Alternatively, investors may listen to the discussion by dialling (416) 644-3419 or 1-877-974-0447.

The call will be available for playback at 6 p.m. that day until November 24, 2009 at (416) 640-1917 or 1-877-289-8525 (passcode: 4181192, followed by the number sign). The webcast will be archived at www.ci.com/q3.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $92.3 billion in fee-earning assets at October 31, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

-30-

For further information:
Investor Relations
CI Financial Corp.
(416) 364-1145

CI Financial

2 Queen Street East. Twentieth Floor. Toronto. Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports third quarter results; dividend rate increased 20%

TORONTO (November 10, 2009) – CI Financial Corp. ("CI") today released unaudited financial results for the quarter ended September 30, 2009. The results in the table below exclude the operations of Blackmont Capital Inc., which are now considered discontinued.

HIGHLIGHTS	Quarter ended September 30, 2009 (millions except per share amounts)	Quarter ended June 30, 2009 (millions except per share amounts)	% change
Average Retail Assets Under Management	$57,963	$53,727	8
EBITDA [1]	$141.6	$126.1	12
EBITDA Per Share [1]	$0.48	$0.43	12
EBITDA Per Share (adjusted)[1,2]	$0.52	$0.47	11
Net Income	$66.4	$53.0	25
Earnings Per Share	$0.23	$0.18	28
Earnings Per Share (adjusted) [2]	$0.25	$0.21	19
Long-Term Debt	$781.0	$871.5	(10)
SG&A expenses (adjusted)[2]	42 bps	45 bps	(7)

[1] EBITDA (Earnings before interest, taxes, depreciation and amortization) is not a standardized earnings measure prescribed by GAAP; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. CI's method of calculating this measure may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

[2] Adjusted for equity-based compensation expense.

Fee-earning assets at September 30, 2009 were $93.8 billion, up 7% from $87.4 billion at June 30, 2009. This increase was attributable to improving markets and positive net sales of funds. Fee-earning assets were comprised of $60.2 billion in investment funds and pools at CI Investments Inc. and United Financial Corporation, $0.4 billion in structured products, $4.2 billion in institutional managed assets, $28.2 billion in dealer assets under administration at Assante Wealth Management (Canada) Ltd. and Blackmont Capital Inc., and $0.8 billion in other fee-earning assets.

At November 9, 2009, CI's retail assets under management totalled $61.5 billion, a gain of $3.5 billion or 6% over the average level of assets for the third quarter.

Gross sales and net sales of funds for the three months ended September 30, 2009 were $1.8 billion and $246 million, respectively. Over the nine-month period ended September 30, 2009, CI's net sales were $1.1 billion, ranking it fourth in net sales among all Canadian fund companies. CI's average retail assets under management in the third quarter were $58.0 billion, an increase of 8% from $53.7 billion in the second quarter.

On October 26, 2009, CI announced the sale of Blackmont Capital Inc. to Macquarie Group. CI expects the transaction to close by December 31, 2009, subject to receipt of standard regulatory approvals. CI is treating Blackmont as a discontinued operation and its results are summarized below income from continuing operations in CI's third quarter report.

For the three months ended September 30, 2009, CI reported EBITDA per share from continuing operations of $0.48, an increase of 12% from $0.43 per share for the three months ended June 30, 2009. After adjusting for equity-based compensation expense, CI reported $0.52 in EBITDA per share for the third quarter, up 11% from the prior quarter. CI reported earnings per share from continuing operations of $0.23 in the third quarter of 2009, up 28% from $0.18 in the second quarter. After adjusting for equity-based compensation expense, CI reported $0.25 in earnings per share from continuing operations, up 19% from the prior quarter.

CI's selling, general and administrative ("SG&A") expenses from continuing operations in the third quarter, adjusted for equity-based compensation expense, were 0.42% of average retail assets under management. This figure compares to 0.45% of average retail assets under management in the second quarter of 2009.

At September 30, 2009, CI had long-term debt of $781.0 million, down $218.4 million from the beginning of the year. By November 9, 2009, CI had paid down a further $26.0 million of debt. With the closing of the sale of Blackmont, CI will use the proceeds to further reduce debt by approximately $110 million.

The Board of Directors approved a debt refinancing proposal, which includes a public offering of approximately $500 million under CI's $1 billion shelf prospectus.

In other matters, the Board of Directors declared monthly cash dividends of $0.06 per share payable on each of December 15, 2009, January 15, 2010 and February 12, 2010 to shareholders of record on November 30, 2009, December 31, 2009 and January 31, 2010, respectively. The

monthly dividend rate of $0.06 per share is an increase of 20% over the former rate of $0.05 per share and represents a yield of 3.7% on CI's closing share price of $19.25 on November 9, 2009.

As of October 31 2009, CI had 292,174,122 shares outstanding.

For detailed financial statements for the quarter ended September 30, 2009, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com/cix under Reports, or contact investorrelations@ci.com.

Analysts' Conference Call
Chief Executive Officer William T. Holland will host a conference call and webcast with analysts today at 4 p.m. Eastern time to discuss CI's third quarter results. The webcast will include a slide presentation and be available at www.ci.com/q3. Alternatively, investors may listen to the discussion by dialing (416) 644-3419 or 1-877-974-0447.

The call will be available for playback at 6 p.m. until November 24, 2009 at (416) 640-1917 or 1-877-289-8525 (passcode: 4181192, followed by the number sign). The webcast will be archived at www.ci.com/q3.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

- 30 -

For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending November 30, 2009

Toronto, November 18, 2009 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending November 30, 2009 payable on December 14, 2009 to unitholders of record as at November 30, 2009:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\ciMund\Skylon\distributions\distributions\2009\november\rel-aggregate (nov09).doc

CI Financial

Quarterly Report

September 30, 2009

Q3

Table of Contents

1 Financial Highlights

2 Letter to Shareholders

5 Management's Discussion and Analysis

29 Financial Statements

39 Notes to Consolidated Financial Statements

Financial Highlights

(in thousands of dollars, except per share amounts)	As at Sept. 30, 2009	As at June 30, 2009	As at Sept. 30, 2008	% change quarter-over-quarter	% change year-over-year
Fee-earning assets	93,765,682	87,352,288	92,829,492	7	1
Retail assets under management	60,612,297	56,016,044	59,039,105	8	3
Shares outstanding	292,425	292,396	277,631	–	5

	For the quarters ended			% change quarter-over-quarter	% change year-over-year
	Sept. 30, 2009	June 30, 2009	Sept. 30, 2008		
Average retail assets under management	57,962,679	53,726,893	62,875,053	8	(8)
Gross sales of managed funds	1,821,412	2,323,822	2,656,844	(22)	(31)
Redemptions of managed funds	1,574,951	1,660,829	2,193,782	(5)	(28)
Net sales of managed funds	246,461	662,993	463,062	(63)	(47)
Net income from continuing operations	66,378	52,910	123,775	25	(46)
Net income	17,406	50,610	118,131	(66)	(85)
Earnings per share from continuing operations	0.23	0.18	0.44	28	(48)
Earnings per share	0.06	0.17	0.42	(65)	(86)
EBITDA[1]	141,612	126,092	159,186	12	(11)
EBITDA per share[1]	0.48	0.43	0.57	12	(16)
Pre-tax operating earnings per share[1]	0.46	0.42	0.52	10	(12)
Dividends per share	0.15	0.15	0.51	–	(71)
Average shares outstanding	292,396	292,473	278,186	–	5

	For the nine months ended Sept. 30, 2009	For the nine months ended Sept. 30, 2008	% change
Average retail assets under management	53,490,777	63,508,440	(16)
Gross sales of managed funds	6,277,262	9,180,454	(32)
Redemptions of managed funds	5,189,436	7,338,414	(29)
Net sales of managed funds	1,087,826	1,842,040	(41)
Net income from continuing operations	180,391	399,286	(55)
Net income	126,816	392,176	(68)
Earnings per share from continuing operations	0.62	1.43	(57)
Earnings per share	0.43	1.40	(69)
EBITDA[1]	393,919	512,473	(23)
EBITDA per share[1]	1.35	1.84	(27)
Pre-tax operating earnings per share[1]	1.25	1.56	(20)
Dividends per share	0.46	1.54	(70)
Average shares outstanding	292,675	278,970	5

[1]EBITDA (Earnings before interest, taxes, depreciation and amortization) and pre-tax operating earnings are not standardized earnings measures prescribed by GAAP; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow. These figures exclude discontinued operations.
A reconciliation of EBITDA to net income from continuing operations is provided on page 11.
A reconciliation of pre-tax operating earnings to income before income taxes is provided on page 10.

Letter to Shareholders

Dear Shareholders,

In the third quarter of 2009, financial markets continued to strengthen, with the S&P/TSX Composite Index returning 10.6%, and in Canadian dollar terms the S&P 500 Index climbed 6.4%, the Dow Jones Industrial Average rose 6.6% and the MSCI World index gained 8.2%. These foreign returns were muted by the strength of the Canadian dollar, which rose 8.7% over the quarter.

CI reported net sales of $246 million in the third quarter, bringing the year-to-date total to $1.1 billion. CI's average retail assets under management climbed 7.9% from the average level for the second quarter, but are still 7.8% below the average for the third quarter last year. On the dealer side, revenues are still being affected by lower sales of investment products while service fee revenues have rebounded in line with the recovery in financial markets.

CI's net income from continuing operations, adjusted for equity-based compensation, in the quarter ended September 30, 2009 was $74 million or $0.25 per share, up 21% from $61 million or $0.21 per share in the second quarter, and down 43% from $130 million or $0.47 per share (adjusted for restructuring charges and a writedown of marketable securities) in the quarter ended September 30, 2008. Adjusted EBITDA, which provides a pre-tax measure of underlying profitability, was $153 million or $0.52 per share, up 12% from $137 million or $0.47 per share in the second quarter and down 8% from $167 million or $0.60 per share (adjusted for restructuring charges and a writedown of marketable securities) in the third quarter last year.

Our SG&A expenses during the quarter were contained significantly below the growth in assets under management and our operating profit margin increased slightly even as trailer fees increased. Management fee revenues as a percentage of average assets under management were steady as positive changes to our asset mix were offset by continued growth in new institutional mandates that earn lower fees but contribute to the bottom line.

Outlook

CI reported net sales in October of $191 million.

The S&P/TSX Composite Index is up 1% and the S&P 500 Index is up almost 4% since September 30. CI's assets under management are currently up more than 6% from the average for the third quarter.

The Board of Directors declared monthly cash dividends of $0.06 per share payable on December 15, 2009, January 15 and February 12, 2010 to shareholders of record on November 30, December 31, 2009, and January 31, 2010, respectively.

William T. Holland
Chief Executive Officer

Stephen A. MacPhail
President

Management's Discussion and Analysis

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") dated November 4, 2009 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries ("CI") as at September 30, 2009, compared with December 31, 2008, and the results of operations for the nine months and quarter ended September 30, 2009, compared with the nine months and quarter ended September 30, 2008 and the quarter ended June 30, 2009.

Unless the context otherwise requires, all references to CI are to CI Financial Corp. and, as applicable, its predecessors, CI Financial Income Fund and CI Financial Inc. together with the entities and subsidiaries controlled by it and its predecessors.

Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments"), United Financial Corporation ("United"), Assante Wealth Management (Canada) Ltd. ("AWM") and Blackmont Capital Inc. ("Blackmont"). The Asset Management segment of the business includes the operating results and financial position of CI Investments and United. The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. ("ACM") and Assante Financial Management Ltd. ("AFM"). The operations of Blackmont are considered discontinued as at September 30, 2009 and are no longer included in the Asset Administration segment.

This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. When used in this MD&A, such statements use such words as "may", "will", "expect", "believe", and other similar terms. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described under "Risk Factors" or discussed in other materials filed with applicable securities regulatory authorities from time to time. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. The reader is cautioned against undue reliance on these forward-looking statements. For a more complete discussion of the risk factors that may impact actual results, please refer to the "Risk Factors" section of this MD&A and to the "Risk Factors" section of CI's Annual Information Form dated March 25, 2009, which is available at www.sedar.com.

This MD&A includes several non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI's results. These non-GAAP measures and reconciliations to GAAP, where necessary, are shown as highlighted footnotes to the discussion throughout the document.

SUMMARY OF QUARTERLY RESULTS

(millions of dollars, except per share amounts)

	2009			2008				2007	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
INCOME STATEMENT DATA									
Management fees	273.5	251.0	229.1	243.3	302.7	316.9	301.0	322.2	326.3
Administration fees	28.3	27.4	26.6	27.8	30.6	34.1	37.8	36.5	32.0
Other revenues	16.9	13.5	18.6	17.9	16.5	17.1	20.5	21.6	12.8
Total revenues	318.7	291.9	274.3	289.0	349.8	368.1	359.3	380.3	371.1
Selling, general & administrative	73.2	71.6	59.2	61.7	60.5	75.4	58.8	76.4	67.3
Trailer fees	79.0	71.5	65.7	70.7	88.1	91.4	85.9	94.1	92.9
Investment dealer fees	21.8	20.6	20.1	22.3	24.0	26.9	29.4	28.2	26.7
Amortization of deferred sales commissions	40.3	39.5	38.6	37.7	36.5	35.0	33.4	32.1	30.9
Interest expense	7.8	6.4	6.5	11.1	10.7	12.9	11.7	11.3	10.6
Other expenses	5.9	4.3	6.8	11.9	22.3	6.5	7.6	2.5	5.2
Total expenses	228.0	213.9	196.9	215.4	242.1	248.1	226.8	244.6	233.6
Income before income taxes	90.7	78.0	77.4	73.6	107.7	120.0	132.5	135.7	137.5
Income taxes	24.3	25.1	16.3	21.6	(16.1)	(15.3)	(7.8)	(41.0)	(3.3)
Net income (loss) from continuing operations	66.4	52.9	61.1	52.0	123.8	135.3	140.3	176.7	140.8
Net income (loss) from discontinued operations	(49.0)	(2.3)	(2.3)	1.2	(5.7)	(0.6)	(1.1)	11.0	2.9
Net income	17.4	50.6	58.8	53.2	118.1	134.7	139.2	187.7	143.7
Earnings per share from continuing operations	0.23	0.18	0.21	0.19	0.44	0.48	0.50	0.62	0.49
Earnings per share	0.06	0.17	0.20	0.19	0.42	0.48	0.50	0.66	0.50
Dividends per share	0.15	0.15	0.16	0.17	0.51	0.50	0.51	0.57	0.56

Overview

CI is a diversified wealth management firm and one of Canada's largest independent investment fund companies. CI was structured as an income trust from June 30, 2006 to December 31, 2008. In October 2008, CI announced that it would convert back to a corporate structure and on January 1, 2009, effected that conversion. References to CI should be considered as a continuation of the predecessor organization, CI Financial Income Fund. All references to "shares" refer collectively to common shares subsequent to December 31, 2008 and to units prior to the conversion. All references to "dividends" refer collectively to payments to shareholders subsequent to December 31, 2008 and to payments to unitholders prior to the conversion.

The principal business of CI is the management, marketing, distribution and administration of mutual funds, segregated funds, structured products and other fee-earning investment products for Canadian investors. They are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM and AFM financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI's income and derives its revenue principally from the fees earned on the management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. The Asset Administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products and ongoing service to clients.

While CI's average assets under management have declined 8% from the levels of one year earlier, markets have recovered significantly since bottoming in early March and CI's average assets are up 8% from the second quarter. CI's revenues have similarly dropped from the levels of one year ago and increased from the levels of last quarter. While some expenses, such as trailer fees and investment advisor fees, are directly variable with the level of assets under management, most of CI's expenses are fixed in nature. CI has taken steps to cut its fixed expenses, primarily through a reduction of its workforce, which has mitigated some of the effect on net income.

During this period of market uncertainty, gross sales of investment funds have declined. CI's gross sales during the third quarter were down 31% from those a year ago. However, redemptions of CI's funds are also lower, and CI has posted positive net sales. CI continues to post relatively strong net sales figures, which is a result of good fund performance in combination with a diverse product line-up that includes a broad selection of innovative segregated funds.

On October 26, 2009, CI announced that it had reached an agreement to sell the retail brokerage division of Blackmont for $93.3 million. CI expects this transaction to close on December 31, 2009, subject to regulatory approval. As a result, Blackmont's results from operations have been reported as discontinued operations and comparative statements and related note disclosures have been reclassified. All assets and liabilities of Blackmont have been classified on the balance sheet as "held-for-sale". Information herein is presented excluding the discontinued operations of Blackmont unless otherwise noted.

Fee-Earning Assets and Sales

Total fee-earning assets, which include CI mutual and segregated funds, United funds, structured products, institutional managed assets, AWM assets under administration, Blackmont assets under administration and other fee-earning assets were $93.8 billion at September 30, 2009, an increase of 1% from $92.8 billion at September 30, 2008. As shown in the following table, these assets are represented by $60.2 billion in retail managed funds, $0.4 billion in structured products, $4.2 billion in institutional managed assets, $20.8 billion in AWM assets under administration, $7.4 billion in Blackmont assets under administration and $0.8 billion in other fee-earning assets.

FEE-EARNING ASSETS

AS AT SEPTEMBER 30

(in billions)	2009	2008	% change
Retail managed funds	$60.2	$58.6	3
Structured products	0.4	0.5	(20)
Total retail assets under management	$60.6	$59.1	3
Institutional managed assets	4.2	3.9	8
Total assets under management	$64.8	$63.0	3
AWM assets under administration	20.8	20.8	–
Blackmont assets under administration	7.4	7.8	(5)
Total assets under administration*	$28.2	$28.6	(1)
CI other fee-earning assets	0.8	1.2	(33)
Total fee-earning assets	$93.8	$92.8	1

**Includes $10.4 billion and $9.8 billion in assets managed by CI Investments and United in 2009 and 2008, respectively.*

Retail assets under management form the majority of CI's fee-earning assets and provide most of its revenue and net income. The change in retail assets under management during the first nine months of each of the past two years is detailed in the table below.

(in billions)	2009	2008
Retail assets under management at January 1	$50.8	$64.2
Gross sales	6.3	9.1
Redemptions	5.2	7.3
Net sales	1.1	1.8
Market performance	8.7	(6.9)
Retail assets under management at September 30	$60.6	$59.1

The table below sets out the levels and change in CI's average retail assets under management and the gross and net sales for the relevant periods. As most of CI's revenue and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The change in CI's average retail assets year to date is the result of positive market performance and positive net sales.

(in billions)	Quarter ended September 30, 2009	Quarter ended June 30, 2009	Quarter ended September 30, 2008
Average retail AUM	$57.963	$53.727	$62.875
Change to September 30, 2009		8%	(8%)
Gross sales	$1.8	$2.3	$2.7
Net sales	$0.2	$0.7	$0.5

Industry net redemptions of mutual funds reported by the Investment Funds Institute of Canada (IFIC) were $2.7 billion for the three months ended September 30, 2009, up $0.2 billion from net redemptions of $2.9 billion in the same period last year. Total industry assets as reported by IFIC at September 30, 2009 of $582.7 billion were up 0.7% from $578.4 billion at September 30, 2008. Sales and assets reported by IFIC are helpful as indicators of trends affecting a significant portion of CI's business. It should be noted that IFIC figures do not include CI, as CI does not report this information to IFIC.

Results of Operations

CI reported net income from continuing operations of $66.4 million ($0.23 per share) for the quarter ended September 30, 2009, a decrease from $123.8 million ($0.44 per share) reported for the quarter ended September 30, 2008 and an increase from the $52.9 million ($0.18 per share) reported for the quarter ended June 30, 2009. Including discontinued operations, CI reported net income of $17.4 million ($0.06 per share) for the quarter ended September 30, 2009, a decrease from $118.1 million ($0.42 per share) reported for the quarter ended September 30, 2008 and an increase from the $50.6 million ($0.17 per share) reported for the quarter ended June 30, 2009. Included in the loss from discontinued operations is a loss of $47.3 million recorded as an impairment of goodwill.

For the nine months ended September 30, 2009, CI reported net income from continuing operations of $180.4 million ($0.62 per share) versus $399.3 million ($1.43 per share) for the nine months ended September 30, 2008. Including discontinued operations, for the nine months ended September 30, 2009, CI reported net income of $126.8 million ($0.43 per share) versus $392.2 million ($1.40 per share) for the nine months ended September 30, 2008.

The results of operations include amounts recorded for equity-based compensation expense, which varies from period to period based on CI's share price, the extent of vesting during the period and the price at which options were exercised during the period. Earnings for the quarter ended September 30, 2009 were decreased by an equity-based compensation expense of $11.6 million ($7.8 million after tax), versus a recovery of $7.6 million ($5.1 million after tax) for the quarter ended September 30, 2008 and an expense of $11.2 million ($7.6 million after tax) for the quarter ended June 30, 2009.

In the third quarter of 2008, CI recorded a charge of $10.0 million ($6.7 million after-tax) for restructuring costs relating to severance and exit costs in order to downsize as a result of market conditions. CI also wrote down the value of marketable securities by $5 million ($4.2 million after-tax).

In the quarter ended September 30, 2009 income tax expenses were $24.4 million, which compares to $25.1 million in the second quarter of 2009 and a recovery of $16.1 million in the third quarter of 2008.

CI's pre-tax operating earnings, as set out in the following table, adjust for the impact of equity-based compensation and gains on marketable securities. Redemption fee revenue and the amortization of deferred sales commissions and fund contracts are netted out to remove the impact of back-end financed assets under management.

Redemption fee revenue dropped to $6.8 million in the third quarter of 2009 from $7.4 million in the second quarter of 2009 and $8.3 million in the third quarter of 2008. This decrease can be attributed to lower back-end asset redemption levels and lower average redemption fee rates.

Amortization of deferred sales commissions and fund contracts increased to $41.4 million in the quarter ended September 30, 2009 from $40.7 million in the quarter ended June 30, 2009 and $37.6 million in the third quarter of 2008. The increase is a result of higher spending on deferred sales commissions, which has grown from $80 million per year in 2003 to $156 million over the past 12 months.

Pre-tax operating earnings per share were up 10% for the quarter ended September 30, 2009 compared with the quarter ended June 30, 2009, as average retail assets under management increased 8%. Pre-tax operating earnings per share were down 12% from the quarter ended September 30, 2008, as average retail assets under management decreased 8%.

Pre-Tax Operating Earnings

CI uses pre-tax operating earnings to assess its underlying profitability. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue, performance fees and investment gains, plus amortization of deferred sales commissions (DSC) and fund contracts, equity-based compensation expense, as well as restructuring costs and an adjustment to marketable securities in the third quarter of last year.

(in millions, except per share amounts)	Quarter ended Sept. 30, 2009	Quarter ended June 30, 2009	Quarter ended Sept. 30, 2008	Nine months ended Sept. 30, 2009	Nine months ended Sept. 30, 2008
Income before income taxes	$90.7	$78.0	$107.7	$246.2	$360.2
Less:					
Redemption fees	6.8	7.4	8.3	23.0	26.6
Performance fees	–	0.1	–	0.1	0.8
Gain (loss) on marketable securities	3.2	(0.3)	–	2.9	–
Add:					
Amortization of DSC and fund contracts	41.4	40.7	37.6	121.9	108.3
Equity-based compensation expense	11.6	11.2	(7.6)	23.6	(19.7)
Restructuring costs and adjustment to marketable securities	–	–	15.0	–	15.0
Pre-tax operating earnings	$133.7	$122.7	$144.4	$365.7	$436.4
per share	$0.46	$0.42	$0.52	$1.25	$1.56

As shown in the table below, EBITDA for the quarter ended September 30, 2009 was $141.6 million ($0.48 per share), compared with $126.1 million ($0.43 per share) for the quarter ended June 30, 2009 and $159.2 million ($0.57 per share) for the quarter ended September 30, 2008. Adjusted for the equity-based compensation expense discussed earlier, EBITDA was $153.2 million ($0.52 per share) for the quarter ended September 30, 2009, up 12% from $137.3 million ($0.47 per share) in the previous quarter.

Interest expense of $7.8 million was recorded for the quarter ended September 30, 2009, compared with $6.4 million for the quarter ended June 30, 2009. For the nine months ended September 30, 2009, interest expense was $20.7 million versus $35.4 million for the nine months ended September 30, 2008. This decrease in interest expense reflects lower average debt levels and lower interest rates, as discussed under "Liquidity and Capital Resources." Debt is generally used to fund growth in the company and to repurchase share capital. EBITDA provides information on the results of operations prior to the impact on interest expense of such capital structure decisions and financing activities.

EBITDA

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) to assess its underlying profitability prior to the impact of its financing structure, income taxes and the amortization of deferred sales commissions, fund contracts and capital assets. This also permits comparisons of companies within the industry, before any distortion caused by different financing methods, levels of taxation and mix of business between front-end and back-end sales commission assets under management. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

(in millions, except per share amounts)	Quarter ended Sept. 30, 2009	Quarter ended June 30, 2009	Quarter ended Sept. 30, 2008	Nine months ended Sept. 30, 2009	Nine months ended Sept. 30, 2008
Net income from continuing operations	$66.4	$53.0	$123.8	$180.4	$399.3
Add (deduct):					
Interest expense	7.8	6.4	10.7	20.7	35.4
Income tax expense (recovery)	24.4	25.1	(16.1)	65.7	(39.1)
Amortization of DSC & fund contracts	41.4	40.7	37.6	121.9	108.3
Amortization of other items	1.6	0.9	3.2	5.2	8.6
EBITDA	$141.6	$126.1	$159.2	$393.9	$512.5
per share	$0.48	$0.43	$0.57	$1.35	$1.84
EBITDA margin (as a % of revenue)	44%	43%	46%	45%	48%

Asset Management Segment

The Asset Management segment is CI's principal business segment and includes the operating results and financial position of CI Investments and United.

Results of Operations

The following table presents the operating results for the Asset Management segment:

(in millions)	Quarter ended Sept. 30, 2009	Quarter ended June 30, 2009	Quarter ended Sept. 30, 2008	Nine months ended Sept. 30, 2009	Nine months ended Sept. 30, 2008
Management fees	$273.5	$251.0	$302.7	$753.6	$920.6
Other revenue	10.6	7.2	10.4	29.1	34.2
Total revenue	$284.1	$258.2	$313.1	$782.7	$954.8
Selling, general and administrative	61.1	59.1	46.2	165.8	150.0
Trailer fees	82.2	74.5	91.5	225.4	276.8
Amortization of deferred sales commissions & fund contracts	41.9	41.2	38.0	123.3	109.2
Other expenses	3.7	1.9	5.8	11.0	16.5
Total expenses	$188.9	$176.7	$181.5	$525.5	$552.5
Income before taxes and non-segmented items	$95.2	$81.5	$131.6	$257.2	$402.3

Revenues

Revenues from management fees were $273.5 million for the quarter ended September 30, 2009, an increase of $22.5 million or 9% from the quarter ended June 30, 2009 and a decrease of $29.2 million or 10% from the quarter ended September 30, 2008. The changes were mainly attributable to changes in average retail assets under management, which were up 8% and down 8% from the quarters ended June 30, 2009 and September 30, 2008, respectively. The changes in assets reflect the significant volatility of global equity markets. As a percentage of average retail assets under management, management fees were 1.872% for the quarter ended September 30, 2009, comparable to 1.874% in the second quarter ended June 30, 2009 and down from 1.915% in the third quarter of last year.

Average management fee rates decreased from the prior year as a result of bond and money market funds – for which CI receives a lower management fee – forming a greater proportion of assets relative to equity funds. This change in asset mix is a result of the greater market depreciation in equity funds and a shift in investor preference to lower-risk investment products. The decline in management fees from the prior year was also due to CI's initiative to cut the management fees on money market funds as a result of the decrease in interest rates. As well, there is a continuing trend towards a higher proportion of CI's assets being Class F and Class I funds, which have lower management fees. Class F funds pay no trailer fees to advisors, who typically charge their clients a flat or asset-based fee. Class I funds, which are for institutional clients with large holdings, have reduced management fees. At September 30, 2009, there were $785.8 million and $8.5 billion in Class F and Class I funds, respectively, making up a combined 15.3% of retail assets under management. At September 30, 2008, the combined Class F and Class I funds were 13.5% of retail assets under management, with $754.3 million in Class F funds and $7.2 billion in Class I funds.

For the quarter ended September 30, 2009, other revenue was $10.6 million, increasing from $10.4 million and $7.2 million for the quarters ended September 30, 2008 and June 30, 2009, respectively. The largest component of other revenue is redemption fees. As discussed earlier, redemption fees were $6.8 million for the quarter ended September 30, 2009, compared with $8.3 million and $7.4 million for the quarters ended September 30, 2008 and June 30, 2009, respectively. Also included in other revenue is $3.2 million in gain on sale of marketable securities for the quarter ended September 30, 2009. This compares with a loss of $0.3 million and nil for the quarters ended June 30, 2009 and September 30, 2008, respectively.

Expenses

Selling, general and administrative ("SG&A") expenses for the Asset Management segment were $61.1 million for the quarter ended September 30, 2009, an increase from $59.1 million for the quarter ended June 30, 2009 and an increase from $46.2 million for the third quarter of 2008. Included in SG&A are expenses relating to CI's equity-based compensation plan. The equity-based compensation expense within the Asset Management segment was $11.6 million for the quarter ended September 30, 2009, compared with an expense of $11.2 million for the quarter ended June 30, 2009. The quarter ended September 30, 2008 had an equity-based compensation recovery of $8.1 million.

Based on the price per CI share of $14.50 at December 31, 2008, the potential payment on all vested equity-based compensation outstanding, plus the proportion of unvested amounts, was $0.1 million. Based on the price per CI share of $20.59 at September 30, 2009 and the options that vested during the nine-month period, the equity-based compensation liability increased to $22.6 million. Although CI acknowledges that the equity-based compensation expense is clearly a cost of business that is tied to the performance of CI's share price, the financial results presented hereinafter both include and exclude the expense to aid the reader in conducting a comparative analysis.

SG&A expenses, net of the amount related to equity-based compensation ("net SG&A"), were $49.5 million for the quarter ended September 30, 2009, up slightly from $47.9 million for the quarter ended June 30, 2009 and down 9% from $54.3 million for the quarter ended September 30, 2008. The decrease from the prior year is a result of management's actions to control expenses during the recent market downturn.

As a percentage of average retail assets under management, net SG&A expenses were 0.339% for the quarter ended September 30, 2009 – down from 0.357% for the quarter ended June 30, 2009 and 0.344% for the quarter ended September 30, 2008.

Trailer fees were $82.2 million for the quarter ended September 30, 2009, compared with $91.5 million for the quarter ended September 30, 2008 and $74.5 million for the quarter ended June 30, 2009. Net of intersegment amounts, this expense was $79.0 million for the quarter ended September 30, 2009, versus $88.1 million for the third quarter of 2008 and $71.5 million for the second quarter of 2009. As a percentage of average retail assets under management, trailer fees were 0.541% in the third quarter of 2009, up from 0.534% in the prior quarter and down from 0.557% in the comparable quarter of 2008.

For the quarter ended September 30, 2009, CI's operating profit margin on the Asset Management segment, as a percentage of average retail assets under management adjusted for equity-based compensation expense, was 0.992%, down from 1.014% for the third quarter last year and up from 0.983% in the second quarter this year. The decline from the prior year was primarily a result of lower management fee rates. The improvement from the prior quarter was due to lower net SG&A expenses.

Generally, CI's margins have been in a gradual downward trend. Increasing competition and changes in the product platforms through which an increasing amount of funds are sold have pushed average management fee rates lower. In recent years, an increasing proportion of funds have been sold with a front-end sales charge, which have higher trailer fees and contribute to a decline in margins. However, this quarter relative to last year, the decline in management fee and trailer fee rates was primarily a result of an increase in the percentage of assets in money market funds and Class I funds relative to CI's total assets under management as well as CI's decision to cut the management fees on money market funds. Historically CI has been able to limit growth in SG&A expenses below the growth in assets under management in order to mitigate the decline in its margins. However, when assets decline rapidly, it is very difficult to reduce SG&A expenses at the same pace.

Commissions paid from CI's cash resources on the sale of funds sold on a deferred sales charge basis are, for financial reporting purposes, amortized evenly over 36 months (low load) or 84 months (full load) immediately following the sale of the funds. The actual cash payment in any period is reported in the Consolidated Statements of Cash Flows under Investing Activities. Amortization of deferred sales commissions was $41.2 million for the quarter ended September 30, 2009, up from $37.2 million in the same quarter last year and $40.4 million in the previous quarter. The increase is consistent with the increase in deferred sales commissions paid in the past several years.

Other expenses were $3.7 million for the quarter ended September 30, 2009, compared to $1.9 million in the last quarter and $5.8 million in the quarter ended September 30, 2008. Included in other expenses are distribution fees to limited partnerships and capital taxes.

Operating Profit Margin

CI monitors its operating profitability on retail assets under management within its Asset Management segment by measuring the operating profit margin, which is defined as management fees from funds less trailer fees and SG&A expenses net of equity-based compensation expense (recovery), calculated as a percentage of average retail assets under management.

(as a % of average retail AUM)	Quarter ended Sept. 30, 2009	Quarter ended June 30, 2009	Quarter ended Sept. 30, 2008	Nine months ended Sept. 30, 2009	Nine months ended Sept. 30, 2008
Management fees	1.872	1.874	1.915	1.884	1.936
Less:					
Trailer fees	0.541	0.534	0.557	0.540	0.558
Net SG&A expenses	0.339	0.357	0.344	0.356	0.359
Operating profit margin	0.992	0.983	1.014	0.988	1.019

Income before income taxes and interest expense for CI's principal segment was $95.2 million for the quarter ended September 30, 2009, compared with $131.6 million in the same period last year and $81.5 million in the previous quarter. The decline from the comparable quarter last year is primarily due to lower revenues as a result of the decline in average retail assets under management.

Asset Administration Segment

The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries. The operations of Blackmont are considered discontinued as at September 30, 2009 and are no longer included in the Asset Administration segment. Comparative prior quarter and prior year results have been adjusted to eliminate the discontinued operations of Blackmont.

Results of Operations

The table that follows presents the operating results for the Asset Administration segment:

(in millions)	Quarter ended Sept. 30, 2009	Quarter ended June 30, 2009	Quarter ended Sept. 30, 2008	Nine months ended Sept. 30, 2009	Nine months ended Sept. 30, 2008
Administration fees	$48.1	$46.9	$54.7	$142.4	$178.3
Other revenue	6.3	6.1	6.1	19.9	19.8
Total revenue	$54.4	$53.0	$60.8	$162.3	$198.1
Selling, general and administrative	12.1	12.6	14.3	38.2	44.8
Investment dealer fees	37.6	36.2	43.9	110.6	142.9
Amortization of fund contracts	0.4	0.4	0.4	1.1	1.1
Other expenses	1.1	1.1	0.3	2.6	1.3
Total expenses	$51.2	$50.3	$58.9	$152.5	$190.1
Income before taxes and non-segmented items	$3.2	$2.7	$1.9	$9.8	$8.0

The Asset Administration segment had income before income taxes and non-segmented items of $3.2 million for the quarter ended September 30, 2009, increasing from $1.9 million for the quarter ended September 30, 2008 and $2.7 million for the quarter ended June 30, 2009. The increase from the prior year is due to higher dealer gross margins and reduced selling, general and administrative expenses.

Revenues

Administration fees are earned on assets under administration in the AWM business and from the administration of third-party business. These fees were $48.1 million for the quarter ended September 30, 2009, a decrease of 12% from $54.7 million for the same period last year and an increase of 3% from the prior quarter. Net of intersegment amounts, administration fee revenue was $28.3 million for the quarter ended September 30, 2009, down from $30.6 million for the quarter ended September 30, 2008 and up from $27.4 million in the previous quarter. The decrease from the prior year was mainly attributable to the decline in assets under administration. This decrease in assets is due to the significant declines in equity markets around the world. Administration fees should be considered in conjunction with investment dealer fees, an expense that represents the payout to financial advisors.

Other revenues earned by the Asset Administration segment are mainly comprised of interest income on cash balances, fees related to registered accounts and foreign exchange gains and losses. For the quarter ended September 30, 2009, other revenues were $6.3 million, increasing from $6.1 million for the third quarter last year and $6.1 million in the second quarter of 2009.

Expenses

Investment dealer fees are the direct costs attributable to the operation of the AWM dealership, including payments to financial advisors based on the revenues generated from assets under administration. These fees were $37.6 million for the quarter ended September 30, 2009, compared to $36.2 million for the second quarter ended June 30, 2009 and $43.9 million for the same period last year.

As detailed in the table below, dealer gross margin was $10.5 million or 21.8% of administration fee revenue for the quarter ended September 30, 2009, compared to $10.7 million or 22.8% for the previous quarter and $10.8 million or 19.7% for the same quarter last year. The increase in year-over-year gross margin is a result of a decrease in advisor grid payouts as lower rates are paid on lower revenue levels.

Selling, general and administrative ("SG&A") expenses for the segment were $12.1 million for the quarter ended September 30, 2009, lower than the $12.6 million expense in the second quarter of 2009 and down from $14.3 million in the same period last year. The year-over-year decrease is primarily a result of management's actions to control expenses during market volatility.

Dealer Gross Margin

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring the dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue. CI uses this measure to assess the margin remaining after the payout to advisors.

(in millions)	Quarter ended Sept. 30, 2009	Quarter ended June 30, 2009	Quarter ended Sept. 30, 2008	Nine months ended Sept. 30, 2009	Nine months ended Sept. 30, 2008
Administration fees	$48.1	$46.9	$54.7	$142.4	$178.3
Less:					
Investment dealer fees	37.6	36.2	43.9	110.6	142.9
	$10.5	$10.7	$10.8	$31.8	$35.4
Dealer gross margin	21.8%	22.8%	19.7%	22.3%	19.9%

Liquidity and Capital Resources

The balance sheet for CI at September 30, 2009 reflects total assets of $3.572 billion, a decrease of $41.7 million from $3.615 billion at December 31, 2008. This change can be attributed to an increase in current assets of $57.9 million and a decrease in long-term assets of $99.6 million. CI's cash and cash equivalents balance decreased by $9.6 million in the nine months ended September 30, 2009.

CI generates significant cash flow from its operations. Cash flow provided by continuing operating activities was $435.7 million for the nine months ended September 30, 2009. Excluding the change in working capital, cash flow from continuing operations was $396.9 million. During the nine-month period, CI paid $119.8 million in dividends.

As CI converted back to a corporate structure on January 1, 2009, there is no longer a requirement to pay out substantially all of its cash flow. At current levels of cash flow and anticipated dividend payout rates, CI would produce considerable excess cash in order to meet its obligations and pay down debt.

CI disposed of marketable securities during the third quarter of 2009, resulting in a gain of $3.2 million. The fair value of marketable securities at September 30, 2009 was $6.4 million. Marketable securities are comprised of seed capital investments in its funds and other strategic investments.

Accounts receivable and prepaid expenses decreased to $109.4 million at September 30, 2009 from $127.4 million at December 31, 2008. CI received net payments of $32.6 million during the nine months ended September 30, 2009 from a demand loan with one of its managed funds. This is discussed in further details in related party transactions. Furthermore, receivables decreased due to lower revenues earned during the nine months compared to the prior nine months. During the period ending September 30, 2009, future income tax assets increased by $6.8 million as a result of the $22.5 million increase in the equity-based compensation liability.

During the nine-month period ended September 30, 2009, long-term assets decreased primarily as a result of a $63.5 million decrease in assets held for sale due to the sale of Blackmont. In addition, other assets decreased by $25.6 million. The decrease in other assets mainly relates to the receipt of $10.0 million of a long-term receivable and a reclassification of $6.5 million from long-term receivable to current receivable.

Liabilities decreased by $6.2 million during the nine months ended September 30, 2009. The main contributor to this change was the repayment of $218.4 million in long-term debt, offset by an increase in accounts payable, dividends payable, liabilities held for sale, equity-based compensation and future income taxes. Current income taxes payable decreased by $7.4 million. Future income taxes payable increased by $56.1 million, mainly due to the utilization of $240.0 million in tax losses. In addition, the equity-based compensation liability increased by $22.5 million, as there were more options vested and CI's share price increased over the period.

CI paid down $218.4 million of its credit facility during the nine months ended September 30, 2009, decreasing long-term debt. At September 30, 2009, CI had drawn $781.0 million at an average rate of 2.76%, compared with $999.4 million drawn at an average rate of 3.17% at December 31, 2008. Net of cash and marketable securities, debt was $749.0 million at September 30, 2009, versus $953.5 million at December 31, 2008.

Principal repayments on CI's credit facility are only required under the facility should the banks decide not to renew the facility on its anniversary, in which case 50% of the principal would be repaid in eight equal calendar quarterly instalments with the balance payable two years following the first quarterly instalment. These payments would be payable beginning June 30, 2010 should the banks not renew the facility. The limit on the facility as September 30, 2009 was $900 million, which was reduced from $975 million on September 10, 2009.

CI's current ratio of debt to EBITDA (adjusted for equity-based compensation) is 1.3:1. CI is comfortable with this ratio and has a long-term target of 1:1. CI expects that, absent acquisitions in which debt is increased, the amount of debt incurred to finance growth will fall below the amount of increase in EBITDA and the ratio of debt to EBITDA will trend lower. CI's current debt service ratio is 19.6.

CI is within its financial covenants with respect to its credit facility, which requires that the debt service ratio remain above 1.5, the debt to EBITDA ratio remain below 2.5:1, and assets under management not fall below $35 billion for a period of seven consecutive business days.

CI's main uses of capital are the financing of deferred sales commissions, the payment of dividends on its shares, the funding of capital expenditures and the repurchase of shares through its normal course issuer bid program.

CI paid sales commissions of $114.0 million in the nine months ended September 30, 2009. This compares to $151.2 million in the nine months ended September 30, 2008. The amount of deferred sales commissions incurred in the nine-month period ended September 30, 2009 relates to back-end load fund sales of approximately $257 million per month.

During the nine months ended September 30, 2009, CI incurred capital expenditures of $2.6 million, primarily for computer hardware and software. While CI has recently delayed certain capital expenditures, key initiatives are continuing and capital expenditures in 2009 should approximate the levels of prior years.

Shareholders' equity decreased by $35.6 million in the nine months ended September 30, 2009. During the nine-month period, CI repurchased shares under its normal course issuer bid at a cost of $16.0 million, of which $13.7 related to CI's share buy-back plan and $2.3 million related to the purchase of shares for CI's compensation plan. CI declared dividends of $149.2 million ($119.8 million paid), which was less than net income from continuing operations for the nine months ended September 30, 2009 by $31.2 million. CI expects that future dividend payments will be $0.06 per share per month, or approximately $211 million per year.

Risk Management

The disclosures below provide an analysis of the risk factors affecting CI's business operations.

Market Risk

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, equity and commodity prices. A description of each component of market risk is described below:

- Interest rate risk is the risk of gain or loss due to the volatility of interest rates.
- Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.
- Equity risk is the risk of gain or loss due to the changes in the prices and the volatility of individual equity instruments and equity indexes.

CI's financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, management fees and revenues, which would reduce cash flow to CI and ultimately CI's dividends.

Asset Management Segment

CI is subject to market risk throughout its Asset Management business segment. The following is a description of how CI mitigates the impact this risk has on its financial position and operating earnings.

Management of the Asset Management segment's market risk is the responsibility of the Chief Compliance Officer, who reports to CI's senior management. The Compliance group has established a control environment that ensures risks are reviewed regularly and that risk controls throughout CI are operating in accordance with regulatory requirements. The Compliance group carefully reviews the exposure to interest rate risk, foreign currency risk and equity risk by monitoring and identifying any potential market risks to CI's senior management. When a particular market risk is identified, portfolio managers of the funds are directed to mitigate the risk by reducing their exposure.

At September 30, 2009, approximately 19% of CI's assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI estimates that a 25 basis point change in interest rates would cause a change of $0.3 million in annual pre-tax earnings in the Asset Management segment.

At September 30, 2009, close to 72% of CI's assets under management were based in Canadian currency, which diminishes the exposure to foreign exchange risk. However, approximately 12% of CI's assets under management were based in U.S. currency at September 30, 2009. Any change in the value of the Canadian dollar relative to U.S. currency will cause fluctuations in CI's assets under management upon which CI's management fees are calculated. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of $8.3 million in the Asset Management segment's annual pre-tax earnings.

About 69% of CI's assets under management were held in equity securities at September 30, 2009, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of these individuals' expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the prices of equity indexes would cause a change of $48.8 million in annual pre-tax earnings.

Asset Administration Segment

CI's Asset Administration business is exposed to market risk. The following is a description of how CI mitigates the impact this risk has on its financial position and results of operations.

Risk management for the Asset Administration segment is the responsibility of the Chief Compliance Officer and senior management. Responsibilities include ensuring policies, processes and internal controls are in place and in accordance with regulatory requirements. CI's internal audit department reviews CI's adherence to these policies and procedures.

CI's operating results are not materially exposed to market risk impacting the asset administration segment given that this segment usually generates about 5% of the total income before non-segmented items (this segment had income of $3.2 million before income taxes and non-segmented items for the quarter ended September 30, 2009). Investment advisors regularly review their client portfolios to assess market risk and consult with clients to make appropriate changes to mitigate it. The effect of a 10% change in any component of market risk (comprised of interest rate risk, foreign exchange risk and equity risk) would have resulted in a change of less than $1 million to the Asset Administration segment's pre-tax earnings.

Credit Risk

Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral where appropriate.

One of the primary sources of credit risk to CI arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client's account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI's internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties. CI has concluded that current economic and credit conditions have not significantly impacted its financial assets.

Changes in Economic, Political and Market Conditions

CI's performance is directly affected by financial market and political conditions, including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, fees and/or revenues, which would reduce cash flow to CI.

Investment Performance of the Funds

If the funds managed by CI are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by CI's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on CI's assets under management. This would have a negative impact on CI's revenue and profitability.

Competition

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI's competitors. Additionally, there are few barriers to entry by new investment management firms, and the successful efforts of new entrants has resulted in increased competition. CI's competitors seek to expand market share by offering different products and services than those offered by CI. There can be no assurance that CI will maintain its current standing or market share, and that may adversely affect the business, financial condition or operating results of CI.

Management Fees and Other Costs

CI's ability to maintain its management fee structure will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that CI will not come under competitive pressure to lower the fees charged or that it will be able to retain the current fee structure, or with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on CI's operating results. By reason of CI's implementation in 2005 of fixed administration fees for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administration fees, could reduce margins and have an adverse effect on CI's operating results.

Risks of Significant Redemptions of CI's Assets Under Management

CI earns revenue primarily from management fees earned for advising and managing pools of assets. These revenues depend largely on the value and composition of mutual fund assets under management. The level of assets under management is influenced by three factors: (i) sales; (ii) redemption rates; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment performance, and other factors. Recent market volatility has contributed to redemptions and diminished sales for participants in the Canadian wealth management industry.

Administration Vulnerability and Error

The administrative services provided by CI depend on software supplied by third-party suppliers. Failure of a key supplier, the loss of these suppliers' products, or problems or errors related to such products would have a material adverse effect on the ability of the CI to provide these administrative services. Changes to the pricing arrangement with such third-party suppliers because of upgrades or other circumstances could have an adverse effect upon the profitability of the CI. There can be no assurances that the CI's systems will operate or that the CI will be able to prevent an extended systems failure in the event of a subsystem component or software failure or in the event of an earthquake, fire or any other natural disaster, or a power or telecommunications failure. Any systems failure that causes interruptions in the operations of the CI could have a material adverse effect on its business, financial condition and operating results. CI may also experience losses in connection with employee errors. Although expenses incurred by CI in connection with employee errors have not been significant in the past, there can be no assurances that these expenses will not increase in the future.

Sufficiency of Insurance

Members of CI maintain various types of insurance which may include financial institution bonds, errors and omissions insurance, directors', trustees' and officers' liability insurance, agents' insurance and general commercial liability insurance. There can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against any member of CI in excess of available coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.

Regulation of CI

Certain subsidiaries of CI are heavily regulated in all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI's product or services or CI's investment strategies cause or contribute to reduced sales of CI's products or lower margins or impair the investment performance of CI's products, CI's aggregate assets under management and its revenues may be adversely affected.

General Business Risk and Liability

Given the nature of CI's business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of CI's subsidiaries' right to carry on their existing business. CI may incur significant costs in connection with such potential liabilities.

Leverage and Restrictive Covenants

The ability of CI to pay dividends or make other payments is subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of CI and its subsidiaries (including CI's credit facility). The degree to which CI is leveraged could have important consequences to shareholders, including: CI's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; CI may be unable to refinance indebtedness on terms acceptable to it or at all; and a significant portion of CI's cash flow from operations may be dedicated to the payment of the principal and interest on its indebtedness, thereby reducing the funds available for future operations. The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in CI's credit facility could result in a default which, if not cured or waived, could result in a termination of dividends by CI and permit acceleration of the relevant indebtedness. If the indebtedness under CI's current credit facility were to be accelerated, there can be no assurance that CI's assets would be sufficient to repay in full that indebtedness. In addition, CI's current credit facility matures no later than the fourth anniversary thereof (unless the bank elects to extend the term at its annual renewal). There can be no assurance that future borrowings or equity financing will be available to CI, or available on acceptable terms, in an amount sufficient to fund CI's needs.

Fluctuation of Cash Dividends

Although CI intends to distribute some portion of the income it earns, there can be no assurance regarding the amount of cash dividends distributed upstream from its subsidiaries. The actual amount of dividends paid depends upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of CI. Dividends are not guaranteed and will fluctuate with the performance of the business.

Share Price Risk

Share price risk arises from the potential adverse impact on CI's earnings due to movements in CI's share price. CI's equity-based compensation liability is directly affected by fluctuations in CI's share price. CI's senior management actively manages equity risk by employing a number of techniques. This includes closely monitoring fluctuations in CI's share price and purchasing CI shares at optimal times on the open market for the trust created solely for the purposes of holding CI shares for CI's equity-based compensation. As well, CI has in the past entered into total return swap transactions to mitigate its exposure to the price of CI shares and the resulting fluctuations in its equity based compensation. The effect of a $1.00 change in CI's share price at September 30, 2009 would have resulted in a change of approximately $3.5 million in equity-based compensation.

Related Party Transactions

CI entered into transactions related to the advisory and distribution of its mutual funds with Bank of Nova Scotia ("Scotiabank"). These transactions were in the normal course of operations and were recorded at the agreed upon exchange amounts. During the quarter ended September 30, 2009, CI incurred charges for deferred sales commissions of $0.5 million and trailer fees of $1.5 million which were paid or payable to Scotiabank. The balance payable to Scotiabank as at September 30, 2009 of $0.5 million is included in accounts payable and accrued liabilities.

Scotiabank is the administrative agent for CI's revolving credit facility. As at September 30, 2009, CI had drawn $781.0 million against this facility (versus $999.4 million at December 31, 2008) in the form of bankers' acceptances ($781.0 million compared to $990.0 million at December 31, 2008) and a prime rate loan ($nil versus $9.4 million at December 31, 2008). During the three months ended September 30, 2009, interest, standby and stamping fees of $7.7 million was recorded as interest expense.

During 2008, CI provided a demand loan to one of its managed funds pursuant to a promissory note agreement. The loan facility is for a maximum of $50 million and interest is calculated at market rates. As at September 30, 2009, $nil (compared to $32.6 million at December 31, 2008) was outstanding, including accrued interest, and was included in accounts receivable and prepaid expenses. During the three months ended September 30, 2009, interest of $0.1 million was recorded and included in other income.

Share Capital

As at September 30, 2009, CI had 292,425,404 shares outstanding.

At September 30, 2009, 6.9 million options to purchase shares were outstanding, of which 1.2 million options were exercisable.

Contractual Obligations

The table that follows summarizes CI's contractual obligations at September 30, 2009.

PAYMENTS DUE BY PERIOD

(millions)	Total	Less than 1 year	2	3	4	5	5 or more years
Long-term debt	$781.0	$97.6	$195.3	$488.1	–	–	–
Operating leases	49.3	15.1	10.9	7.8	$6.2	$4.3	$5.0
Total	$830.3	$112.7	$206.2	$495.9	$6.2	$4.3	$5.0

Significant Accounting Estimates

The consolidated interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to the Consolidated Financial Statements included in CI's 2008 Annual Report. CI carries significant goodwill and intangible assets on its balance sheet. CI uses valuation models that use estimates of future market returns and sales and redemptions of investment products as the primary determinants of fair value. CI has reassessed these key variables in light of the current economic climate. Estimates of sales and redemptions are very likely to change as economic conditions either improve or deteriorate, whereas estimates of future market returns are less likely to do so. The models are most sensitive to current levels of assets under management and administration as well as estimates of future market returns. While these balances are not currently impaired, a decline of 10% in the fair value of certain models may result in an impairment of goodwill or other intangibles recorded on the balance sheet.

Changes in Significant Accounting Policies

On January 1, 2009, CI adopted CICA Handbook Section 3064, Goodwill and Intangible Assets which replaces Section 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Section 3064 provides revised guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of Section 3064 did not have a material impact on the financial position or results of operations of CI.

Effective January 1, 2009, CI adopted retrospectively without restatement, the CICA Emerging Issues Committee Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Liabilities. EIC-173 requires CI's own credit risk and the credit risk of the counterparty to be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the financial position or results of operations of CI.

Future Accounting Changes

In June 2009, the Canadian Accounting Standards Board ["AcSB"] amended CICA Section 3862, *Financial Instruments – Disclosures*, adopting the amendments to IFRS 7, *Financial Instruments: Disclosures*, issued in March 2009. The amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009. The amendments to Section 3862 require enhanced disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements, and about the liquidity risk, of financial instruments. CI will adopt the amended standard in the annual consolidated financial statements for the year ending December 31, 2009. The adoption of this standard will have no impact on the financial position or results of operations of CI.

In August 2009, the AcSB amended CICA Section 3855, Financial Instruments – *Recognition and Measurement* and CICA Section 3025, *Impaired Loans*, to converge with international standards IAS 39, Financial Instruments: *Recognition and Measurement*, by changing the categories into which debt instruments are required or permitted to be classified. Requirements from IAS 39 have also been adopted, permitting reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category, and specifying the circumstances in which such

transfers can be made and the accounting for those transfers. The amendments are effective for annual financial statements beginning on or after November 1, 2008. For interim financial statements issued on or after August 20, 2009, an entity is permitted to choose which interim to apply these amendments within the year of adoption. CI will adopt these amendments in the fourth quarter of 2009. The adoption of this standard will have no impact on the financial position or results of operations of CI.

The Canadian Accounting Standards Board ("AcSB"), recently confirmed that effective January 1, 2011, all publicly listed companies will be required to prepare interim and annual financial reports in accordance with International Financial Reporting Standards ("IFRS"). These standards will replace Canadian generally accepted accounting principles ("GAAP"). CI is developing a comprehensive plan to assess the impact the changeover to IFRS in 2011 will have on its financial statements. In February 2008, the AcSB confirmed that all Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for years beginning on or after January 1, 2011. CI will adopt IFRS for the year beginning January 1, 2011 and will present the interim and annual consolidated financial statements including comparative 2010 financial statements in accordance with IFRS.

CI has developed a transition plan for the changeover to IFRS. CI has completed its assessment of the differences between IFRS and Canadian GAAP. CI is currently in the process of assessing the impact IFRS has on accounting policies and implementation decisions; information technology and data systems; financial statement presentation and disclosures; internal control over financial reporting; disclosure controls and procedures and business activities including the impact on debt covenants. Following this assessment, an implementation plan will be developed to transition CI's financial reporting process, including internal controls and information systems to IFRS. CI is also in the process of documenting the impact of each of the IFRS standards and the alternatives available upon adoption. The impact these differences may have on the financial results has not yet been determined and will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations. During 2010, CI will internally report its financial results in accordance with IFRS in preparation of adoption on January 1, 2011.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have designed or caused the design of the Internal Controls over Financial Reporting ("ICFR") and Disclosure Controls and Procedures. There has been no material weaknesses identified relating to the design of the ICFR and there has been no changes to CI's internal controls for the quarter ended September 30, 2009 that has materially affected or is reasonably likely to materially affect the internal controls over financial reporting.

Additional information relating to CI, including the most recent audited financial statements, management information circular and annual information form are available on SEDAR at www.sedar.com.

Financial Statements

Consolidated Statements of Income and Comprehensive Income (unaudited)

for the three-month period ended September 30

[in thousands of dollars, except per share amounts]	**2009** **$**	2008 $
REVENUE		
Management fees	**273,461**	302,693
Administration fees	**28,333**	30,634
Redemption fees	**6,832**	8,301
Gain on sale of marketable securities *[note 4]*	**3,193**	–
Other income *[note 9]*	**6,917**	8,172
	318,736	349,800
EXPENSES		
Selling, general and administrative	**73,191**	60,529
Trailer fees *[note 9]*	**79,025**	88,072
Investment dealer fees	**21,829**	24,034
Amortization of deferred sales commissions and fund contracts	**41,433**	37,633
Interest *[note 9]*	**7,801**	10,705
Other	**4,718**	6,114
Restructuring costs	**–**	10,000
Impairment of available-for-sale assets	**–**	5,000
	227,997	242,087
Income from continuing operations before income taxes	**90,739**	107,713
Provision for (recovery of) income taxes		
Current	**2,175**	1,053
Future	**22,186**	(17,115)
	24,361	(16,062)
Net income from continuing operations for the period	**66,378**	123,775
Net loss from discontinued operations for the period *[note 2]*	**(48,972)**	(5,644)
Net income for the period	**17,406**	118,131
Other comprehensive loss, net of tax		
Unrealized gain (loss) on available-for-sale financial assets, net of income taxes of $4 [2008 – $(275)]	**25**	(1,470)
Reversal of gain to net income on available-for-sale financial assets, net of income taxes of $(174) [2008 – nil]	**(1,031)**	–
Total other comprehensive loss, net of tax	**(1,006)**	(1,470)
Comprehensive income	**16,400**	116,661
Basic and diluted earnings per share from continuing operations *[note 7(d)]*	**$0.23**	$0.44
Basic and diluted earnings per share *[note 7(d)]*	**$0.06**	$0.42

(see accompanying notes)

Consolidated Statements of Income and Comprehensive Income (unaudited)

for the nine-month period ended September 30

[in thousands of dollars, except per share amounts]	**2009** **$**	2008 $
REVENUE		
Management fees	**753,570**	920,563
Administration fees	**82,405**	102,578
Redemption fees	**22,960**	26,572
Gain (loss) on sale of marketable securities *[note 4]*	**2,904**	(2)
Other income *[note 9]*	**23,154**	27,450
	884,993	1,077,161
EXPENSES		
Selling, general and administrative	**204,069**	194,671
Trailer fees *[note 9]*	**216,224**	265,338
Investment dealer fees	**62,475**	80,339
Amortization of deferred sales commissions and fund contracts	**121,902**	108,314
Interest *[note 9]*	**20,658**	35,398
Other	**13,488**	17,903
Restructuring costs	**–**	10,000
Impairment of available-for-sale assets	**–**	5,000
	638,816	716,963
Income from continuing operations before income taxes	**246,177**	360,198
Provision for (recovery of) income taxes		
Current	**(4,062)**	3,790
Future	**69,848**	(42,878)
	65,786	(39,088)
Net income from continuing operations for the period	**180,391**	399,286
Net loss from discontinued operations for the period *[note 2]*	**(53,575)**	(7,110)
Net income for the period	**126,816**	392,176
Other comprehensive income (loss), net of tax		
Unrealized gain (loss) on available-for-sale financial assets, net of income taxes of $4 [2008 - $(837)]	**52**	(4,478)
Reversal of loss to net income on available-for-sale financial assets, net of income taxes of $44 [2008 – nil]	**233**	–
Total other comprehensive income (loss), net of tax	**285**	(4,478)
Comprehensive income	**127,101**	387,698
Basic earnings per share from continuing operations *[note 7(d)]*	**$0.62**	$1.43
Diluted earnings per share from continuing operations *[note 7(d)]*	**$0.61**	$1.42
Basic and diluted earnings per share	**$0.43**	$1.40

(see accompanying notes)

Consolidated Statements of Cash Flows (unaudited)

for the three-month period ended September 30

(in thousands of dollars)	**2009** **$**	2008 $
OPERATING ACTIVITIES		
Net income from continuing operations for the period	**66,378**	123,775
Add (deduct) items not involving cash		
Gain on sale of marketable securities *[note 4]*	**(3,193)**	–
Impairment of available-for-sale assets	**–**	5,000
Equity-based compensation	**11,264**	(8,857)
Amortization of deferred sales commissions and fund contracts	**41,433**	37,633
Amortization of other	**1,639**	3,132
Future income taxes	**22,186**	(17,115)
	139,707	143,568
Net change in non-cash working capital balances related to operations	**9,480**	6,270
Cash provided by continuing operating activities	**149,187**	149,838
Cash provided by (used in) discontinued operating activities	**6,600**	(42,817)
Cash provided by operating activities	**155,787**	107,021
INVESTING ACTIVITIES		
Purchase of marketable securities	**(15)**	(750)
Proceeds on sale of marketable securities	**7,649**	–
Additions to capital assets	**(1,627)**	(3,486)
Deferred sales commissions paid	**(34,358)**	(44,056)
Additions to other assets	**–**	(2,422)
Disposition of other assets	**2,312**	–
Cash used in continuing investing activities	**(26,039)**	(50,714)
Cash provided by discontinued investing activities	**1,022**	1,709
Cash used in investing activities	**(25,017)**	(49,005)

(continued)

Consolidated Statements of Cash Flows (unaudited)

for the three-month period ended September 30

(in thousands of dollars)	**2009** **$**	2008 $
FINANCING ACTIVITIES		
Increase (decrease) in long-term debt	**(90,499)**	61,850
Repurchase of share capital *[note 7(a)]*	**(475)**	(23,432)
Dividends paid to shareholders	**(43,842)**	(141,804)
Cash used in financing activities	**(134,816)**	(103,386)
Net decrease in cash and cash equivalents during the period	**(4,046)**	(45,370)
Cash and cash equivalents, beginning of period	**53,267**	78,939
Cash and cash equivalents, end of period	**49,221**	33,569
Cash and cash equivalents related to:		
Continuing operations	**25,593**	21,080
Discontinued operations	**23,628**	12,489
	49,221	33,569
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	**13,273**	8,338
Income taxes paid	**2,293**	2,694

(see accompanying notes)

Consolidated Statements of Cash Flows (unaudited)

for the nine-month period ended September 30

(in thousands of dollars)	**2009** **$**	2008 $
OPERATING ACTIVITIES		
Net income from continuing operations for the period	**180,391**	399,286
Add (deduct) items not involving cash		
Gain on sale of marketable securities *[note 4]*	**(2,904)**	2
Impairment of available-for-sale assets	**–**	5,000
Equity-based compensation	**22,492**	(25,476)
Amortization of deferred sales commissions and fund contracts	**121,902**	108,314
Amortization of other	**5,182**	8,563
Future income taxes	**69,848**	(42,878)
	396,911	452,811
Net change in non-cash working capital balances related to operations	**38,793**	33,218
Cash provided by continuing operating activities	**435,704**	486,029
Cash used in discontinued operating activities	**(26,151)**	(15,288)
Cash provided by operating activities	**409,553**	470,741
INVESTING ACTIVITIES		
Purchase of marketable securities	**(15)**	(1,200)
Proceeds on sale of marketable securities	**7,649**	1,947
Additions to capital assets	**(2,566)**	(7,810)
Deferred sales commissions paid	**(113,964)**	(151,237)
Additions to other assets	**–**	(3,439)
Disposition of other assets	**19,053**	–
Cash paid on acquisition	**(1,205)**	–
Cash used in continuing investing activities	**(91,048)**	(161,739)
Cash provided by discontinued investing activities	**4,866**	1,998
Cash used in investing activities	**(86,182)**	(159,741)

(continued)

Consolidated Statements of Cash Flows (unaudited)

for the nine-month period ended September 30

(in thousands of dollars)	**2009** **$**	2008 $
FINANCING ACTIVITIES		
Increase (decrease) in long-term debt	**(218,400)**	199,910
Repurchase of share capital *[note 7(a)]*	**(15,981)**	(102,716)
Issuance of share capital *[note 7(a)]*	**–**	47
Dividends paid to shareholders	**(119,850)**	(430,078)
Cash used in financing activities	**(354,231)**	(332,837)
Net decrease in cash and cash equivalents during the period	**(30,860)**	(21,837)
Cash and cash equivalents, beginning of period	**80,081**	55,406
Cash and cash equivalents, end of period	**49,221**	33,569
Cash and cash equivalents related to:		
Continuing operations	**25,593**	21,080
Discontinued operations	**23,628**	12,489
	49,221	33,569
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	**20,771**	30,484
Income taxes paid	**6,447**	9,586

(see accompanying notes)

Consolidated Balanced Sheets (unaudited)

(in thousands of dollars)	**As at September 30, 2009** **$**	As at December 31, 2008 $
ASSETS		
Current		
Cash and cash equivalents	**25,593**	35,168
Client and trust funds on deposit	**109,498**	108,150
Securities owned, at market		
Marketable securities *[note 4]*	**6,377**	10,774
Accounts receivable and prepaid expenses *[note 9]*	**109,433**	127,414
Future income taxes	**6,862**	31
Assets held-for-sale *[note 2]*	**536,318**	454,673
Total current assets	**794,081**	736,210
Capital assets, net	**18,386**	21,002
Deferred sales commissions, net of accumulated amortization of $549,543 [December 31, 2008 – $475,227]	**584,507**	588,935
Fund contracts	**1,011,248**	1,014,757
Goodwill	**1,051,285**	1,051,285
Other assets *[note 4]*	**47,149**	72,702
Assets held-for-sale *[note 2]*	**65,747**	129,248
	3,572,403	3,614,139
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 9]*	**132,702**	116,697
Dividends payable	**29,352**	–
Client and trust funds payable	**108,728**	107,297
Income taxes payable	**9,271**	16,660
Equity-based compensation *[note 7(b)]*	**22,587**	95
Preferred shares issued by subsidiary	**20,406**	–
Current portion of long-term debt *[notes 3 and 9]*	**97,625**	187,388
Liabilities held-for-sale *[note 2]*	**513,765**	420,251
Total current liabilities	**934,436**	848,388
Long-term debt *[notes 3 and 9]*	**683,375**	812,013
Preferred shares issued by subsidiary	**–**	19,678
Future income taxes	**388,443**	332,348
Total liabilities	**2,006,254**	2,012,427
Shareholders' equity		
Share capital *[note 7(a)]*	**2,005,805**	1,985,912
Contributed surplus	**21,958**	47,587
Deficit	**(461,274)**	(431,162)
Accumulated other comprehensive loss	**(340)**	(625)
Total shareholders' equity	**1,566,149**	1,601,712
	3,572,403	3,614,139

(see accompanying notes)

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

for the three-month period ended September 30

(in thousands of dollars)	**2009** **$**	2008 $
SHARE CAPITAL *[note 7(a)]*		
Balance, beginning of period	**2,004,761**	1,779,656
Share repurchase, net of issuance of share capital on vesting of deferred equity units	**1,044**	(7,373)
Balance, end of period	**2,005,805**	1,772,283
CONTRIBUTED SURPLUS		
Balance, beginning of period	**22,119**	46,362
Compensation expense for deferred equity unit plan	**538**	2,751
Issuance of share capital on vesting of deferred equity units	**(699)**	(538)
Balance, end of period	**21,958**	48,575
DEFICIT		
Balance, beginning of period	**(434,486)**	(437,504)
Net income for the period	**17,406**	118,131
Cost of shares repurchased in excess of stated value	**(276)**	(15,521)
Dividends declared	**(43,918)**	(141,423)
Balance, end of period	**(461,274)**	(476,317)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		
Balance, beginning of period	**666**	(2,159)
Other comprehensive loss	**(1,006)**	(1,470)
Balance, end of period	**(340)**	(3,629)
Net change in shareholders' equity during the period	**(26,911)**	(45,443)
Shareholders' equity, beginning of period	**1,593,060**	1,386,353
Shareholders' equity, end of period	**1,566,149**	1,340,912

(see accompanying notes)

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

for the nine-month period ended September 30

(in thousands of dollars)	**2009** **$**	2008 $
SHARE CAPITAL *[note 6(a)]*		
Balance, beginning of period	**1,985,912**	1,788,501
Issuance of share capital	**–**	47
Share repurchase, net of issuance of share capital on vesting of deferred equity units	**19,893**	(16,265)
Balance, end of period	**2,005,805**	1,772,283
CONTRIBUTED SURPLUS		
Balance, beginning of period	**47,587**	39,300
Compensation expense for deferred equity unit plan	**1,975**	22,050
Issuance of share capital on vesting of deferred equity units	**(27,604)**	(12,775)
Balance, end of period	**21,958**	48,575
DEFICIT		
Balance, beginning of period	**(431,162)**	(377,983)
Net income for the period	**126,816**	392,176
Cost of shares repurchased in excess of stated value	**(7,726)**	(73,674)
Dividends declared	**(149,202)**	(416,836)
Balance, end of period	**(461,274)**	(476,317)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		
Balance, beginning of period	**(625)**	849
Other comprehensive income (loss)	**285**	(4,478)
Balance, end of period	**(340)**	(3,629)
Net change in shareholders' equity during the period	**(35,563)**	(109,755)
Shareholders' equity, beginning of period	**1,601,712**	1,450,667
Shareholders' equity, end of period	**1,566,149**	1,340,912

(see accompanying notes)

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

September 30, 2009 and 2008

CI Financial Corp. ["CI"] is incorporated under the laws of the Province of Ontario. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

On January 1, 2009, CI Financial Income Fund, converted, by way of a Plan of Arrangement [the "Conversion"], to a corporation known as CI Financial Corp. Under the Conversion, unitholders of CI Financial Income Fund exchanged each of their trust units ["Trust unit"] and Class B limited partner units of Canadian International LP ["Exchangeable LP unit"] for common shares of CI Financial Corp. on a one-for-one basis.

These consolidated financial statements reflect CI as a corporation subsequent to December 31, 2008 and as an income trust prior to the Conversion. All references to "shares" refer collectively to the common shares subsequent to December 31, 2008 and to Trust and Exchangeable LP units prior to the Conversion. All references to "dividends" refer collectively to payments to shareholders subsequent to December 31, 2008 and to unitholders prior to Conversion.

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"], except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

Change in Accounting Policies

On January 1, 2009, CI adopted retrospectively, CICA Handbook Section 3064, Goodwill and Intangible Assets which replaces Section 3062, *Goodwill and Other Intangible Assets* and 3450, *Research and Development Costs*. Section 3064 provides revised guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of Section 3064 did not have a material impact on the financial position or results of operations of CI.

Effective January 1, 2009, CI adopted retrospectively without restatement, CICA Emerging Issues Committee Abstract EIC-173, *Credit Risk and the Fair Value of Financial Assets and Liabilities*. EIC-173 requires CI's own credit risk and the credit risk of the counterparty to be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the financial position or results of operations of CI.

2. DISCONTINUED OPERATIONS

On October 26, 2009, CI announced that it had reached an agreement to sell the retail brokerage division of Blackmont Capital Inc. ["Blackmont"] for $93.3 million. CI expects this transaction to close on December 31, 2009, subject to regulatory approval. CI expects to sell the remaining capital markets division of Blackmont in the next 12 months. Blackmont's results from operations have been reported as discontinued operations and comparative statements and related notes have been reclassified. All assets and liabilities of Blackmont have been classified on the balance sheet as "held-for-sale". The results of operations of Blackmont have been excluded from the asset administration segment [note 8]. CI recorded a loss of $47,322 after transaction costs of $5.0 million on the sale, presented as an impairment of goodwill.

Summarized financial information for the discontinued operations is as follows:

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2009	2008	**2009**	2008
(in thousands)	**$**	$	**$**	$
Revenue				
Administration fees	**24,557**	29,400	**76,533**	104,724
Other income	**975**	1,902	**3,389**	5,673
	25,532	31,302	**79,922**	110,397
Expenses				
Selling, general and administrative	**15,612**	19,735	**49,084**	58,084
Investment dealer fees	**10,050**	16,124	**31,856**	53,636
Interest	**3**	15	**6**	62
Restructuring charge	**–**	1,000	**–**	1,000
Impairment of goodwill	**47,322**	–	**47,322**	–
Other	**1,886**	2,294	**5,969**	6,764
	74,873	39,168	**134,237**	119,546
Loss from discontinued operations before income taxes	**(49,341)**	(7,866)	**(54,315)**	(9,149)
Provision for (recovery of) income taxes				
Current	**19**	48	**127**	144
Future	**(388)**	(2,270)	**(867)**	(2,183)
	(369)	(2,222)	**(740)**	(2,039)
Net loss from discontinued operations	**(48,972)**	(5,644)	**(53,575)**	(7,110)
Basic and diluted loss per share	**(0.17)**	(0.02)	**(0.18)**	(0.03)

[in thousands of dollars, except per share amounts]

	As at September 30, 2009	As at December 31, 2008
	$	$
Current assets held-for-sale		
Cash and cash equivalents	**23,628**	44,913
Client and trust funds on deposit	**317,609**	225,460
Securities owned, at market	**33,669**	34,776
Accounts receivable and prepaid expenses	**161,412**	149,524
	536,318	454,673
Long-term assets held-for-sale		
Capital assets, net	**7,376**	8,850
Future income taxes	**17,383**	19,621
Goodwill	**19,883**	74,599
Other assets	**21,105**	26,178
	65,747	129,248
Total assets held-for-sale	**602,065**	583,921
Current liabilities held-for-sale		
Accounts payable and accrued liabilities	**32,685**	46,998
Client and trust funds payable	**466,641**	362,058
Securities sold short, at market	**14,439**	11,195
Total liabilities held-for-sale	**513,765**	420,251
Net assets held-for-sale	**88,300**	163,670

3. LONG TERM DEBT

During the quarter ended September 30, 2009, CI's revolving credit facility was amended to reduce the amount that may be borrowed to $900,000. Under the amended terms of this facility, amounts may be borrowed in Canadian dollars through prime rate loans, which bear interest at the greater of the bank's prime rate plus 1.50% and the Canadian Deposit Offering Rate plus 2.25% or bankers' acceptances, which bear interest at bankers' acceptance rates plus 2.50%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank's reference rate for loans made by it in Canada in U.S. funds plus 1.50% and the federal funds overnight rate plus 2.25% or LIBOR loans which bear interest at LIBOR plus 2.50%.

CI may also borrow under this facility in the form of letters of credit, which bear a fee of 2.50% on any undrawn portion. As at September 30, 2009, CI had accessed $480 [December 31, 2008 - $600] by way of letters of credit.

The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. On June 26, 2009, the financial covenant regarding CI's assets under management was amended, such that they cannot fall below $35 billion for more than seven consecutive business days.

[in thousands of dollars, except per share amounts]

4. FINANCIAL INSTRUMENTS

Financial instruments have been classified on a basis consistent with the presentation in the 2008 audited consolidated financial statements.

In February 2009, other assets classified as available-for-sale of $8,176 was repaid to CI.

During the quarter ended September 30, 2009, CI recognized a gain of $3,193 in net income on the sale of its publicly held securities which were previously adjusted for impairment in the fourth quarter of 2008.

5. RISK MANAGEMENT

CI's financial instruments are exposed to the risks as disclosed in the 2008 audited consolidated financial statements. There has been no significant change to these risk factors during the three and nine months ended September 30, 2009.

6. CAPITAL MANAGEMENT

CI's objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants and minimum regulatory capital requirements. As at September 30, 2009, CI met its current covenant and capital requirements.

CI's capital consists of the following:

	As at September 30, 2009	As at December 31, 2008
	$	$
Shareholders' equity	**1,566,149**	1,601,712
Long-term debt	**781,000**	999,401
Preferred shares issued by subsidiary	**20,406**	19,678
Total capital	**2,367,555**	2,620,791

7. SHARE CAPITAL

[a] Authorized and issued

A summary of the changes to CI's share capital pursuant to the Conversion from an income trust to a corporation on January 1, 2009 is as follows:

Units	Number of units (in thousands)	$
Trust units, balance, December 31, 2008	**234,757**	**1,634,200**
Conversion to CI common shares	(234,757)	(1,634,200)
Trust units, balance, January 1, 2009 and thereafter	**–**	**–**
Exchangeable LP units, balance, December 31, 2008	**57,736**	**351,712**
Conversion to CI common shares	(57,736)	(351,712)
Exchangeable LP units, balance, January 1, 2009 and thereafter	**–**	**–**

Common Shares	Number of units (in thousands)	$
Authorized:		
An unlimited number of common shares of CI		
Issued:		
Conversion from CI Trust units	234,757	1,634,200
Conversion from Exchangeable LP units	57,736	351,712
Issuance of share capital on release of deferred equity units	1,015	25,180
Common share repurchase	(990)	(6,894)
Common shares, balance, March 31, 2009	**292,518**	**2,004,198**
Issuance of share capital on release of deferred equity units	73	1,725
Common share repurchase	(195)	(1,162)
Common shares, balance, June 30, 2009	**292,396**	**2,004,761**
Issuance of share capital on release of deferred equity units	58	1,242
Common share repurchase	(29)	(198)
Common shares, balance, September 30, 2009	**292,425**	**2,005,805**

[b] Employee incentive stock option plan

A summary of the changes in CI's Employee Stock Option Plan is as follows:

	Number of options (in thousands)	Weighted average exercise price $
Options outstanding, December 31, 2008	**3,438**	**17.03**
Options granted	4,084	11.60
Options cancelled	(136)	41.14
Options outstanding, March 31, 2009	**7,386**	**13.58**
Options exercisable, March 31, 2009	**2,328**	**17.48**
Options granted	629	17.44
Options cancelled	(475)	15.40
Options exercised	(522)	17.96
Options outstanding, June 30, 2009	**7,018**	**13.48**
Options exercisable, June 30, 2009	**1,376**	**17.84**
Options granted	20	18.10
Options cancelled	(15)	15.01
Options exercised	(144)	17.81
Options outstanding, September 30, 2009	**6,879**	**13.40**
Options exercisable, September 30, 2009	**1,230**	**17.81**

Options outstanding and exercisable as at September 30, 2009 are as follows:

Exercise price $	Number of options outstanding (in thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (in thousands)
11.60	3,963	4.4	–
12.57	965	4.2	–
15.59	359	4.5	–
17.04	512	0.7	512
18.10	20	4.8	–
18.15	677	0.8	677
18.20	341	4.7	–
18.94	14	1.2	14
19.34	2	0.8	2
20.02	5	0.6	5
23.06	10	1.4	10
23.09	3	2.1	2
26.70	8	0.2	8
11.60 to 26.70	**6,879**	**3.7**	**1,230**

[c] Compensation trust

A summary of the changes in the DEU Awards outstanding and the common shares repurchased by the compensation trust for the DEU Plan is as follows:

	Number of DEU's (in thousands)
DEU Awards outstanding, December 31, 2008	**2,000**
Granted	171
Vested	(1,015)
DEU Awards outstanding, March 31, 2009	**1,156**
Cancelled	(77)
Vested	(73)
DEU Awards outstanding, June 30, 2009	**1,006**
Granted	2
Cancelled	(27)
Vested	(29)
DEU Awards outstanding, September 30, 2009	**952**

Common shares held by the compensation trust, December 31, 2008	**2,111**
Released	(1,015)
Common shares held by the compensation trust, March 31, 2009	**1,096**
Shares repurchased for DEU Plan	100
Released	(73)
Common shares held by the compensation trust, June 30, 2009	**1,123**
Released	(58)
Common shares held by the compensation trust, September 30, 2009	**1,065**

[d] Basic and diluted earnings per share

The weighted average number of common shares outstanding were as follows:

(in thousands)	**For the nine months ended Sept. 30, 2009**	**For the three months ended Sept. 30, 2009**	For the nine months ended Sept. 30, 2008	For the three months ended Sept. 30, 2008
Basic	292,675	292,396	278,970	278,186
Diluted	294,023	293,195	280,215	279,384

[e] Maximum share dilution

The following table presents the maximum number of common shares that would be outstanding if all the outstanding options as at October 31, 2009 were exercised:

(in thousands)	
Common shares outstanding at October 31, 2009	292,174
DEU Awards outstanding	943
Options to purchase common shares	6,861
	299,978

8. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and financial position of CI Investments and United excluding AWM, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information for the three month period ended September 30 is as follows:

	Asset Management		Asset Administration	
For the three months ended September 30,	**2009**	2008	**2009**	2008
(in thousands)	**$**	$	**$**	$
Management fees	**273,461**	302,693	**–**	–
Administration fees	**–**	–	**48,065**	54,687
Other revenues	**10,685**	10,389	**6,257**	6,084
Total revenues	**284,146**	313,082	**54,322**	60,771
Selling, general and administrative	**61,075**	46,214	**12,116**	14,315
Trailer fees	**82,242**	91,542	**–**	–
Investment dealer fees	**–**	–	**37,614**	43,870
Amortization of deferred sales commissions and fund contracts	**41,950**	37,983	**376**	376
Other expenses	**3,662**	5,772	**1,056**	342
Total expenses	**188,929**	181,511	**51,162**	58,903
Income before income taxes and non-segmented items	**95,217**	131,571	**3,160**	1,868
Restructuring charges				
Adjustment to marketable securities				
Interest expense				
(Provision for)/recovery of income taxes				
Net income from continuing operations				

	Intersegment Eliminations		Total	
For the three months ended September 30,	**2009**	2008	**2009**	2008
(in thousands)	**$**	$	**$**	$
Management fees	**–**	–	**273,461**	302,693
Administration fees	**(19,732)**	(24,053)	**28,333**	30,634
Other revenues	**–**	–	**16,942**	16,473
Total revenues	**(19,732)**	(24,053)	**318,736**	349,800
Selling, general and administrative	**–**	–	**73,191**	60,529
Trailer fees	**(3,217)**	(3,470)	**79,025**	88,072
Investment dealer fees	**(15,785)**	(19,836)	**21,829**	24,034
Amortization of deferred sales commissions and fund contracts	**(893)**	(726)	**41,433**	37,633
Other expenses	**–**	–	**4,718**	6,114
Total expenses	**(19,895)**	(24,032)	**220,196**	216,382
Income before income taxes and non-segmented items	**163**	(21)	**98,540**	133,418
Restructuring charges				(10,000)
Adjustment to marketable securities				(5,000)
Interest expense			**(7,801)**	(10,705)
(Provision for)/recovery of income taxes			**(24,361)**	16,062
Net income from continuing operations			**66,378**	123,775

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

September 30, 2009 and 2008

Segmented information for the nine month period ended September 30 is as follows:

	Asset Management		Asset Administration	
For the nine months ended September 30,	**2009**	2008	**2009**	2008
(in thousands)	**$**	$	**$**	$
Management fees	**753,570**	920,563	**–**	–
Administration fees	**–**	–	**142,440**	178,278
Other revenues	**29,169**	34,247	**19,849**	19,773
Total revenues	**782,739**	954,810	**162,289**	198,051
Selling, general and administrative	**165,850**	149,880	**38,219**	44,791
Trailer fees	**225,413**	276,782	**–**	–
Investment dealer fees	**–**	–	**110,588**	142,863
Amortization of deferred sales commissions and fund contracts	**123,335**	109,245	**1,128**	1,128
Other expenses	**10,905**	16,620	**2,583**	1,283
Total expenses	**525,503**	552,527	**152,518**	190,065
Income before income taxes and non-segmented items	**257,236**	402,283	**9,771**	7,986
Restructuring charges				
Adjustment to marketable securities				
Interest expense				
(Provision for)/recovery of income taxes				
Net income from continuing operations				

	As at Sept. 30, 2009	As at Dec. 31, 2008	**As at Sept. 30, 2009**	As at Dec. 31, 2008
Identifiable assets(*)	**1,675,476**	1,773,533	**860,840**	803,607
Goodwill	**858,703**	858,703	**192,582**	192,582
Total assets	**2,534,179**	2,632,236	**1,053,422**	996,189

(*) Including assets held-for-sale

	Intersegment Eliminations		Total	
For the nine months ended September 30,	**2009**	2008	**2009**	2008
(in thousands)	**$**	$	**$**	$
Management fees	**–**	–	**753,570**	920,563
Administration fees	**(60,035)**	(75,700)	**82,405**	102,578
Other revenues	**–**	–	**49,018**	54,020
Total revenues	**(60,035)**	(75,700)	**884,993**	1,077,161
Selling, general and administrative	**–**	–	**204,069**	194,671
Trailer fees	**(9,189)**	(11,444)	**216,224**	265,338
Investment dealer fees	**(48,113)**	(62,524)	**62,475**	80,339
Amortization of deferred sales commissions and fund contracts	**(2,561)**	(2,059)	**121,902**	108,314
Other expenses	**–**	–	**13,488**	17,903
Total expenses	**(59,863)**	(76,027)	**618,158**	666,565
Income before income taxes and non-segmented items	**(172)**	327	**266,835**	410,596
Restructuring charges				(10,000)
Adjustment to marketable securities				(5,000)
Interest expense			**(20,658)**	(35,398)
(Provision for)/recovery of income taxes			**(65,786)**	39,088
Net income from continuing operations			**180,391**	399,286

	As at Sept. 30, 2009	As at Dec. 31, 2008	**As at Sept. 30, 2009**	As at Dec. 31, 2008
Identifiable assets(*)	**(15,198)**	(14,286)	**2,521,118**	2,562,854
Goodwill	**–**	–	**1,051,285**	1,051,285
Total assets	**(15,198)**	(14,286)	**3,572,403**	3,614,139

(*) Including assets held-for-sale

9. RELATED PARTY TRANSACTIONS

CI entered into transactions related to the advisory and distribution of its mutual funds with Scotiabank. These transactions were in the normal course of operations and were recorded at the agreed upon exchange amounts. During the three months ended September 30, 2009, CI incurred charges for deferred sales commissions of $526 and trailer fees of $1,498, which were paid or payable to Scotiabank. The balance payable to Scotiabank as at September 30, 2009 of $510 [December 31, 2008 – $422] is included in accounts payable and accrued liabilities.

Scotiabank is the administrative agent for CI's revolving credit facility. As at September 30, 2009, CI had drawn long-term debt of $781,000 [December 31, 2008 – $999,401] in the form of bankers' acceptances of $781,000 [December 31, 2008 –

[in thousands of dollars, except per share amounts]

$990,001] and a prime rate loan of $nil [December 31, 2008 – $9,400]. During the three months ended September 30, 2009, interest, standby and stamping fees of $7,693 was recorded as interest expense [nine months ended September 30, 2009 – $20,389].

During 2008, CI provided a demand loan to one of its managed funds pursuant to a promissory note agreement. The loan facility is for a maximum of $50 million and interest is calculated at market rates. As at September 30, 2009, $nil [December 31, 2008 - $32,605] is outstanding, including accrued interest, and is included in accounts receivable and prepaid expenses. During the three months ended September 30, 2009, interest of $74 [nine months ended September 30, 2009 – $608] [three and nine months ended September 30, 2008 – $33 and $40 respectively] was recorded and included in other income.

10. FUTURE ACCOUNTING CHANGE

In June 2009, the Canadian Accounting Standards Board ["AcSB"] amended CICA Section 3862, *Financial Instruments – Disclosures*, adopting the amendments to IFRS 7, *Financial Instruments: Disclosures*, issued in March 2009. The amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009. The amendments to Section 3862 require enhanced disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements, and about the liquidity risk, of financial instruments. CI will adopt the amended standard in the annual consolidated financial statements for the year ending December 31, 2009. The adoption of this standard will have no impact on the financial position or results of operations of CI.

In August 2009, the AcSB amended CICA Section 3855, Financial Instruments – *Recognition and Measurement* and CICA Section 3025, *Impaired Loans*, to converge with international standards IAS 39, Financial Instruments: *Recognition and Measurement*, by changing the categories into which debt instruments are required or permitted to be classified. Requirements from IAS 39 have also been adopted, permitting reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category, and specifying the circumstances in which such transfers can be made and the accounting for those transfers. The amendments are effective for annual financial statements beginning on or after November 1, 2008. For interim financial statements issued on or after August 20, 2009, an entity is permitted to choose which interim to apply these amendments within the year of adoption. CI will adopt these amendments in the fourth quarter of 2009. The adoption of this standard will have no impact on the financial position or results of operations of CI.

11. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative figures have been reclassified to conform to the presentation of the current consolidated financial statements.

12. SUBSEQUENT EVENT

The Board of Directors approved a debt refinancing proposal, which includes a public offering of approximately $500 million under CI's $1 billion shelf prospectus.

[in thousands of dollars, except per share amounts]

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

On November 10, 2009, the Board of Directors declared monthly cash dividends of $0.06 per share payable on December 15, 2009, January 15 and February 12, 2010 to shareholders of record on November 30, December 31, 2009, and January 31, 2010, respectively.

CI Financial

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